Exhibit 99.2

SHAREHOLDER RIGHTS PLAN

AGREEMENT

DATED FEBRUARY 26, 2009

BETWEEN

KINROSS GOLD CORPORATION

AND

COMPUTERSHARE INVESTOR SERVICES INC.

AS RIGHTS AGENT

TABLE OF CONTENTS

5.2	Expiration	41
5.3	Issuance of New Rights Certificates	41
5.4	Supplements and Amendments	42
5.5	Fractional Rights and Fractional Shares	44
5.6	Rights of Action	44
5.7	Regulatory Approvals	44
5.8	Declaration as to Non-Canadian Holders	44
5.9	Notices	45
5.10	Costs of Enforcement	46
5.11	Successors	46
5.12	Benefits of this Agreement	46
5.13	Governing Law	46
5.14	Severability	47
5.15	Effective Time	47
5.16	Determinations and Actions by the Board of Directors	47
5.17	Time of the Essence	48
5.18	Execution in Counterparts	48

SHAREHOLDER RIGHTS PLAN AGREEMENT

MEMORANDUM OF AGREEMENT dated February 26, 2009 between Kinross Gold Corporation (the “Corporation”), a corporation incorporated under the laws of Ontario, and Computershare Investor Services Inc., a company existing under the laws of Canada (the “Rights Agent”);

WHEREAS the shareholder rights plan between the Corporation and the Rights Agent, dated March 29, 2006, as amended, expires March 29, 2009 and the board of directors of the Corporation has determined that it is in the best interests of the Corporation to adopt a new shareholder rights plan to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over bid for the Corporation;

AND WHEREAS in order to implement the adoption of a shareholder rights plan as established by this Agreement, the board of directors of the Corporation:

(a)
authorized the issuance, effective at the Effective Time (as hereinafter defined), of one Right (as hereinafter defined) in respect of each Voting Share (as hereinafter defined) outstanding at the Effective Time (the “Record Time”); and

(b)	authorized the issuance of one Right in respect of each Voting Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time.

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth in this Agreement;

AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to in this Agreement;

AND WHEREAS the board of directors of the Corporation proposes that this Agreement be in place for a period of nine years, subject to the Agreement being reconfirmed by the Corporation’s shareholders every three years;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a)	“Acquiring Person” means any Person who is the Beneficial owner of 20% or more of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:

(i)	the Corporation or any Subsidiary of the Corporation;

(ii)
any Person who becomes the Beneficial owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of (A) an acquisition or redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the proportionate number of Voting Shares Beneficially owned by such Person to 20% or more of the Voting Shares then outstanding, (B) Permitted Bid Acquisitions, (C) Pro Rata Acquisitions, or (D) Exempt Acquisitions; provided, however, that if a Person becomes the Beneficial owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of the operation of Paragraphs (A), (B), (C), or (D) above and such Person thereafter becomes the Beneficial owner of more than 1% of the number of outstanding Voting Shares (other than pursuant to one or more of any combination of Paragraphs (A), (B), (C) or (D) above), as the case may be, then as of the date such Person becomes the Beneficial owner of such additional Voting Shares, as the case may be, such Person shall become an “Acquiring Person”;

(iii)
for a period of 10 calendar days after the Disqualification Date (as defined below), any Person who becomes the Beneficial owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Section 1.1(f)(iii)(B) solely because such Person is making or has announced a current intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person.  For the purposes of this definition, “Disqualification Date” means the first date of a public announcement of facts indicating that any Person is making or has announced a current intention to make a Take-over Bid;

(iv)
an underwriter or member of a banking or selling group that becomes the Beneficial owner of 20% or more of the outstanding Voting Shares in connection with a distribution of securities of the Corporation; or

(v)
a Person (a “Grandfathered Person”) who is the Beneficial owner of more than 20% or more of the outstanding Voting Shares determined as at the Record Time, provided however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time: (1) cease to own more than 20% or more of the outstanding Voting Shares, or (2) become the Beneficial owner of any additional Voting Shares that increases its Beneficial ownership of Voting Shares, by more than 1% of the number of Voting Shares, outstanding as at the Record Time, other than through an acquisition pursuant to which a Person becomes a Beneficial Owner of additional Voting Shares by reason of one or any combination of the operation of Paragraphs 1.1(a)(ii)(A), (B), (C) or (D).

(b)
“Affiliate”, when used to indicate a relationship with a specified company or corporation, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is a company or corporation controlled by, or is under common control with, such a specified company or corporation;

(c)
“Agreement” means this shareholder rights plan agreement dated February 26, 2009 between the Corporation and the Rights Agent, as may be amended or supplemented from time to time; “hereof”, “herein”, “hereto” and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(d)	“annual cash dividend” means cash dividends paid in any fiscal year of the Corporation, to the extent that such cash dividends do not exceed in the aggregate, the greatest of:

(i)	200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

(ii)	300% of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

(iii)	100% of the aggregate consolidated net Income of the Corporation, before extraordinary items, for its immediately preceding fiscal year;

(e)
“Associate” means, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person, or a relative of that Person who has the same residence as that Person;

(f)	A Person shall be deemed the “Beneficial owner” of, and to have “Beneficial ownership” of, and to “Beneficially own”,

(i)	any securities as to which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)
any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity (provided that such right is exercisable within a period of 60 days, whether or not on condition or the happening of any contingency or the making of any payment) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities and other than pledges of securities in the ordinary course of business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option; and

(iii)	any securities which are Beneficially owned within the meaning of Sections 1.1(f)(i) or (ii) by any other Person with whom such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the “Beneficial owner” of, or to have “Beneficial ownership” of, or to “Beneficially own”, any security:

(A)
because such security has been agreed to be deposited or tendered pursuant to a Lock-up Agreement or is otherwise deposited or tendered pursuant to any Take-over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person referred to in Section 1.1(f)(iii), until the earlier of such deposited or tendered security being taken up or paid for;

(B)	because such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Section 1.1(f)(iii) holds such security provided that,

(1)
the ordinary business of any such Person (the “Investment Manager”) includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a “Client”), including non-discretionary accounts held on behalf of a Client by a dealer or broker registered under applicable law;

(2)
such Person is (i) the manager or trustee (the “Manager”) of a mutual fund (a “Mutual Fund”) that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States and such security is held in the ordinary course of business in the performance of the Manager's duties with respect to the Mutual Fund, or (ii) a Mutual Fund;

(3)
such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts;

(4)
such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies;

(5)
such Person (the “Administrator”) is the administrator or trustee of one or more pension funds, plans or related trusts (a “Plan”) or is a Plan registered or qualified under the laws of Canada or any Province thereof or the laws of the United States of America or any state thereof or is a Plan; or

(6)	such Person is a Crown agent or agency;

provided, in any of the above cases, that the Investment Manager, the Manager, the Mutual Fund, the Trust Company, the Statutory Body, the Administrator, the Plan, or the Crown agent or agency, as the case may be, is not then making a Take-over Bid or has not then announced an intention to make a Take-over Bid other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Corporation or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market, alone or by acting jointly or in concert with any other Person;

(C)
because such Person (1) is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (2) has an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or (3) is a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(D)
where such Person (1) is a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (2) has an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (3) is a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(E)	where such Person is a registered holder of such security as a result of carrying on the business of, or acting as a nominee of, a securities depositary;

(g)	“Board of Directors” means the board of directors of the Corporation or any duly constituted and empowered committee thereof;

(h)	“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in Toronto, Ontario are authorized or obligated by law to close;

(i)
“Canadian Dollar Equivalent” of any amount which is expressed in United States Dollars means, on any date, the Canadian dollar equivalent of any such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

(j)	“Canadian - U.S. Exchange Rate” means, on any date, the inverse of the U.S. - Canadian Exchange Rate in effect on such date;

(k)
“close of business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal office in Toronto, Ontario of the transfer agent for the Common Shares of the Corporation (or, after the Separation Time, the principal transfer office in Toronto, Ontario of the Rights Agent) is closed to the public;

(l)	“Common Shares” means the common shares in the capital of the Corporation;

(m)	“Competing Permitted Bid” means a Take-over Bid that:

(i)	is made after a Permitted Bid has been made and prior to the expiry of that other Permitted Bid;

(ii)	satisfies all components of the definition of a Permitted Bid other than the requirements set out in Paragraph (ii)(A) of the definition of a Permitted Bid; and

(iii)
contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is no earlier than the later of: (A) 35 days after the date of the Take-over Bid; and (B) the 60th day after the earliest date on which any other Permitted Bid that is then in existence was made;

(n)	“controlled” - a Person is “controlled” by another Person or two or more other Persons acting jointly or in concert if:

(i)
securities entitled to vote in the election of directors (including, for Persons other than corporations, the administrators, managers, trustees or other individuals performing similar functions in respect of any such Person) carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person or two or more Persons acting jointly or in concert; and

(ii)	the votes carried by such securities are entitled, if exercised, to elect, appoint or designate a majority of the board of directors of such company or corporation;

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly;

(o)	“Co-Rights Agents” has the meaning ascribed thereto in Section 4.1(a);

(p)	“Disposition Date” has the meaning ascribed thereto in Section 5.1(a);

(q)	“Dividend Reinvestment Acquisition” means an acquisition of Voting Shares of any class pursuant to a Dividend Reinvestment Plan;

(r)
“Dividend Reinvestment Plan” means a regular dividend reinvestment or other program plan of the Corporation made available by the Corporation to holders of its securities and/or to holders of securities of a Subsidiary of the Corporation, where such program or plan permits the holder to direct that some or all of:

(i)	any dividends paid in respect of shares of any class of the Corporation or a Subsidiary;

(ii)	any proceeds of redemption of shares of the Corporation or a Subsidiary;

(iii)	any interest paid on evidences of indebtedness of the Corporation or a Subsidiary; or

(iv)	any optional cash payments;

be applied to the purchase of Voting Shares;

(s)	“Effective Time” means the earlier of:

(i)	12:01 a.m. on March 29, 2009;

(ii)	12:01 a.m. on the date that an Acquiring Person has become an Acquiring Person; or

(iii)
12:01 a.m. on the date that an event occurs that would give rise to the subsequent separation of rights pursuant to the definition of “separation time” in section 1.1 and the procedure described in section 2.2 of the shareholder rights plan agreement, dated March 29, 2006 as amended, between the Corporation and the Rights Agent and, for this purpose, disregarding the expiration time under that agreement, provided, however, that the Effective Time shall not be earlier than March 16, 2009.

(t)	“Election to Exercise” has the meaning ascribed thereto in Section 2.2(d);

(u)	“Exempt Acquisition” means a share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Sections 5.1(a), (b) or (e);

(v)
“Exercise Price” means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be $90;

(w)	“Expansion Factor” has the meaning ascribed thereto in Section 2.3(a);

(x)
“Expiration Time” means the close of business on that date which is the earliest date of termination of this Agreement as provided for in Section 5.15 or, if this Agreement is confirmed and subsequently reconfirmed pursuant to Section 5.15 at the third and sixth annual meetings following the Corporation’s annual and special meeting of shareholders in 2009, the close of business on the ninth anniversary of the date on which the Effective Time occurs;

(y)	“Flip-in Event” means a transaction in or pursuant to which any Person becomes an Acquiring Person;

(z)	“holder” has the meaning ascribed thereto in Section 2.8;

(aa)
“Independent Shareholders” means holders of any Voting Shares, other than (i) any Acquiring Person, (ii) any Offeror (other than any Person who pursuant to Section 1.1(f) is not deemed to Beneficially own the Voting Shares held by such Person), (iii) any Affiliate or Associate of any Acquiring Person or Offeror, (iv) any Person acting jointly or in concert with any Acquiring Person or Offeror, and (v) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or withheld from voting or direct whether the Voting Shares are to  be tendered to a Take-over Bid;

(bb)
“Lock-up Agreement” means an agreement between a Person and one or more holders of Voting Shares (each a “Locked-up Person”) the terms of which are publicly disclosed and a copy of which agreement is made available to the public (including the Corporation) not later than (i) the date the Lock-up Bid (as defined below) is publicly announced or, (ii) if the Lock-up Bid has been made prior to the date on which such agreement is entered into then as soon as possible after it is entered into and in any event not later than the date following the date of such agreement, pursuant to which each Locked-up Person agrees to deposit or tender Voting Shares to a Take-over Bid (the “Lock-up Bid”) to be made or made by the Person or any of such Person’s Affiliates or Associates or any other Person referred to in Section 1.1(f)(iii) and which provides:

(i)
that any agreement to deposit or tender to, or to not withdraw Voting Shares from, the Lock-up Bid is terminable at the option of the Locked-up Person in order to tender or deposit such Voting Shares to another Take-over Bid or support another transaction:

(A)	where the price or value per Voting Shares offered under such other Take-over Bid or transaction is higher than the price or value per Voting Share offered under the Lock-up Agreement; or

(B)	if:

(1)
the price or value per Voting Share offered under the other Take-over Bid or transaction exceeds the price or value per Voting Share offered or proposed to be offered under the Lock-up Bid by as much or more than a specified amount (the “Specified Amount”) and the Specified Amount is not greater than 7% of the price or value per Voting Share that is offered or proposed to be offered under the Lock-up Bid; or

(2)
the number of Voting Shares to be purchased under the other Take-over Bid or transaction exceeds the number of Voting Shares offered to be purchased under the Lock-up Bid by as much or more than a specified number of Voting Shares (the “Specified Number of Shares”) and the Specified Number of Shares is not greater than 7% of the number of Voting Shares offered to be purchased under the Lock-up Bid, at a price or value per Voting Share, as applicable, that is not less than the price or value per Voting Share offered under the Lock-up Bid;

and the agreement may contain a right of first refusal or require a period of delay to give such  Person an opportunity to match a higher price or value in another Take-over Bid or transaction or other similar limitation on a Locked-up Person’s right to withdraw Voting Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-over Bid or transaction; and

(ii)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A)	the cash equivalent of 2.5% of the price or value payable under the Lock-up Bid to a Locked-up Person; and

(B)
50% of the amount by which the price or value payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Shares to the Lock-up Bid or withdraws Voting Shares previously tendered thereto in order to tender to another Take-over Bid or support another transaction;

(cc)
“Market Price” per share of any securities on any date of determination means the average of the daily closing sale prices per security of such class of securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing sale prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing sale price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing sale price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing sale price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day.  The closing sale price per security of any securities on any date shall be:

(i)
the closing board lot sale price per security or, if such price is not available, the average of the closing bid and asked prices, for each of such securities as reported by the principal Canadian securities exchange (as determined by volume of trading) on which such securities are listed or admitted to trading or, if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian securities exchange, the closing board lot sale price per security or, if such price is not available, the average of the closing bid and asked prices, for each security as reported by the principal United States securities exchange (as determined by the volume of trading) on which such securities are listed or admitted for trading;

(ii)
if for any reason none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian securities exchange or a United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use; or

(iii)
if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian securities exchange or a United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities;

provided, however, that if on any such date none of such prices is available, the closing sale price per security of such securities on such date shall mean the fair value per security of the securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker and provided further that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused any price used to determine the Market Price on any Trading Day not to be fully comparable with the price as so determined on the Trading Day immediately preceding such date of determination, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price on the Trading Day immediately preceding such date of determination.  The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof.

(dd)	“MI 62-104” means Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids and any comparable or successor laws, instruments or rules thereto;

(ee)	“Nominee” has the meaning ascribed thereto in Section 2.2(c);

(ff)	“OBCA” means the Business Corporations Act (Ontario), R.S.O., 1990, c. B-16, as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;

(gg)	“Offer to Acquire” includes:

(i)	an offer to purchase or a solicitation of an offer to sell Voting Shares of any class or classes, and

(ii)	an acceptance of an offer to sell Voting Shares of any class or classes, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(hh)
“Offeror” means a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take-over Bid, other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;

(ii)	“Offeror’s Securities” means Voting Shares Beneficially owned by an Offeror on the date of the Offer to Acquire;

(jj)	“Permitted Bid” means a Take-over Bid made by an Offeror that is made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of Voting Shares as registered on the books of the Corporation, other than the Offeror;

(ii)
the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up and paid for pursuant to the Take-over Bid (A) prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid and (B) unless at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii)
unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period described in Section 1.1(jj)(ii)(A) and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv)
unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in Section Section 1.1(jj)(ii)(B) is satisfied the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement;

(kk)	“Permitted Bid Acquisition” means an acquisition of Voting Shares of any class made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ll)
“Person” includes an individual, firm, association, trustee, executor, administrator, legal or personal representative, body corporate, company, corporation, trust, partnership, joint venture syndicate or other form of unincorporated association, a government and its agencies or instrumentalities, any entity or group whether or not having legal personality, any successor (by merger, statutory amalgamation or otherwise) and any of the foregoing acting in any derivative, representative or fiduciary capacity;

(mm)
“Pro Rata Acquisition” means an acquisition of Voting Shares by a Person pursuant to: (i) a Dividend Reinvestment Acquisition; (ii) a Dividend Reinvestment Plan; (iii) the receipt and/or exercise of rights issued by the Corporation to all the holders of a class of Voting Shares to subscribe for or purchase Voting Shares, provided that such rights are acquired directly from the Corporation as part of a rights offering and not from any other Person and provided that the Person does not thereby acquire a greater percentage of Voting Shares than the Person’s percentage of Voting Shares Beneficially Owned immediately prior to such receipt or exercise; or (iv) a distribution by the Corporation of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities) made pursuant to a prospectus or a distribution by way of private placement by the Corporation, provided that the Person does not thereby acquire a greater percentage of Voting Shares of that class or securities convertible or exchangeable for Voting Shares, than the Person’s percentage of Voting Shares Beneficially owned immediately prior to such acquisition;

(nn)	“Record Time” has the meaning set forth in the recitals to this Agreement;

(oo)	“Redemption Price” has the meaning set forth in Section 5.1(c) of this Agreement;

(pp)	“Right” means a right to purchase a Common Share of the Corporation, upon the terms and subject to the conditions set forth in this Agreement;

(qq)	“Rights Agent” means Computershare Investor Services Inc., a company existing under the laws of Canada or any successor Rights Agent appointed pursuant to Section 4.4;

(rr)	“Rights Certificate” means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1;

(ss)
“Rights Holders’ Special Meeting” means a meeting of the holders of Rights called by the Board of Directors for the purpose of approving a supplement or amendment to this Agreement pursuant to Section 5.4(c);

(tt)	“Rights Register” and “Rights Registrar” have the meanings ascribed thereto in Section 2.7(a);

(uu)	“Rule 62-504” means Ontario Securities Commission Policy 62-504 – Take-Over Bids and Issuer Bids and any comparable successor laws, instruments or rules thereto;

(vv)	“Securities Act (Ontario)” means the Securities Act, R.S.O. 1990, c.S.5, as amended, and the regulations and rules thereunder, and any comparable or successor laws or regulations or rules thereto;

(ww)	“Separation Time” means the close of business on the tenth Trading Day after the earlier of:

(i)	the Stock Acquisition Date;

(ii)
the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, as the case may be); and

(iii)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such,

or such later date as may be determined by the Board of Directors, provided that, if any such Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made;

(xx)
“Special Meeting” means a special meeting of the holders of Voting Shares, called by the Board of Directors for the purpose of approving a supplement, amendment or variation to this Agreement pursuant to Section 5.4(b);

(yy)
“Stock Acquisition Date” means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 5.2 of MI 62-104, Part 7 of Rule 62-504, section 102.1 of the Securities Act (Ontario) or Section 13(d) of the U.S. Exchange Act) by the Corporation or an Acquiring Person that an Acquiring Person has become such;

(zz)	“Subsidiary” - a corporation is a Subsidiary of another corporation if:

(i)	it is controlled by:

(A)	that other, or

(B)	that other and one or more corporations each of which is controlled by that other, or

(C)	two or more corporations each of which is controlled by that other, or

(ii)	it is a Subsidiary of a corporation that is that other’s Subsidiary;

(aaa)
“Take-over Bid” means an Offer to Acquire Voting Shares, or securities convertible into Voting Shares if, assuming that the Voting Shares or convertible securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion of securities convertible into Voting Shares) together with the Offeror’s Securities constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the offer to Acquire;

(bbb)
“Trading Day”, when used with respect to any securities, means a day on which the principal Canadian securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any  Canadian securities exchange, a day on which the principal United States securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian or United States securities exchange, a Business Day;

(ccc)	“U.S. - Canadian Exchange Rate” means, on any date:

(i)	if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)
in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;

(ddd)
“U.S. Dollar Equivalent” of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the Canadian - U.S. Exchange Rate in effect on such date;

(eee)
“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(fff)
“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced; and

(ggg)	“Voting Shares” means the Common Shares of the Corporation and any other shares in the capital of the Corporation entitled to vote in the election of directors.

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3	Headings

The division of this Agreement into Articles, Sections, Paragraphs, or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

For purposes of this Agreement, the percentage of Voting Shares of any class Beneficially owned by any Person, shall be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B

where:

A =	the number of votes for the election of all directors on the Board of Directors generally attaching to the Voting Shares of that class Beneficially owned by such Person; and

B =	the number of votes for the election of all directors on the Board of Directors generally attaching to all outstanding Voting Shares of such class.

Where any Person is deemed to Beneficially own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares owned by such Person.

1.5	Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding whether formal or informal, with the first Person, acquires or offers to acquire Voting Shares (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business).

1.6	Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2
THE RIGHTS

2.1	Legend on Common Share Certificates

Common Share Certificates that are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall evidence, in addition to Common Shares, one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

Until the Separation Time (defined in the Shareholder Rights Plan Agreement referred to below), this certificate also evidences rights of the holder described in a Shareholder Rights Plan Agreement, dated February 26, 2009, as amended and restated from time to time, (the “Shareholder Rights Plan Agreement”), between Kinross Gold Corporation (the “Corporation”) and Computershare Investor Services Inc. , the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of the Corporation. Under certain circumstances set out in the Shareholder Rights Plan Agreement, the rights may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Shareholder Rights Plan Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.

Common Share certificates that are issued and outstanding at the Record Time, which as at the Effective Time represent Common Shares, shall also evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)
Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (with the Exercise Price and number of Common Shares being subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(b)	Until the Separation Time,

(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)
each Right will be evidenced by the certificate for the associated Common Share of the Corporation registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c)	From and after the Separation Time and prior to the Expiration Time:

(i)	the Rights shall be exercisable; and

(ii)	the registration and transfer of Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of Section 3.1(b) and, in respect of any Rights Beneficially owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)), at such holder’s address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(x)
a Rights Certificate in substantially the form set out in Attachment 1 hereof appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or judicial or administrative order or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(y)	a description of the Rights,

provided that a Nominee shall be sent the materials provided for in (x) and (y) in respect of all Common Shares held of record by it which are not Beneficially owned by an Acquiring Person.  In order for the Corporation to determine whether any Person is holding Common Shares which are Beneficially owned by another Person, the Corporation may require such first mentioned Person to furnish such information and documentation as the Corporation deems necessary or appropriate in order to make such determination.

(d)
Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent in the manner specified in the Rights Certificate:

(i)	the Rights Certificate evidencing such Rights;

(ii)
an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)
payment by certified cheque, banker’s draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e)
Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Section 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Section 3.1(b), and payment as set forth in Section 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)
requisition from the transfer agent certificates representing the number of such Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agents to comply with all such requisitions);

(ii)	when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii)
after receipt of the certificates referred to in Section 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

(iv)	when appropriate, after receipt, deliver the cash referred to in Section 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and

(v)	tender to the Corporation all payments received on the exercise of the Rights.

(f)
In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Section 5.5(a)) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)	the Corporation covenants and agrees that it will:

(i)
take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly authorized, validly issued and fully paid and non-assessable;

(ii)
take all such action as may be necessary and within its power to comply with the requirements of the OBCA, the Securities Act (Ontario), the U.S. Securities Act, the U.S. Exchange Act and the securities laws or comparable legislation of each of the provinces of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii)
use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal stock exchanges on which such Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv)
pay when due and payable, if applicable, any and all Canadian and United States federal, provincial, state and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Common Shares to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(v)
after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3	Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)	In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i)
declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) other than pursuant to any Dividend Reinvestment Plan;

(ii)	subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)	consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)
issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights, shall be adjusted as of the payment or effective date in the manner set forth below.  If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1(a), the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under Section 3.1(a).

If the Exercise Price and number of Rights outstanding are to be adjusted:

(x)
the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(y)	each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Section 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Section 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b)
In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)
the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)
the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a Dividend Reinvestment Plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 95% of the current market price per share (determined as provided in such plans) of the Common Shares.

(c)
In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend referred to in Section 2.3(a)(i), but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Section 2.3(b) hereof), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)
the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)	the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)
Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments which by reason of this Section 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Section 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i)	three years from the date of the transaction which gives rise to such adjustment; or

(ii)	the Expiration Date.

(e)
In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock in a transaction referred to in Sections 2.3(a)(i) or (iv) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by Sections 2.3(a), (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Sections 2.3(a), (b) and (c) above, such adjustments, rather than the adjustments contemplated by Sections 2.3(a), (b) and (c) above, shall be made, subject to the prior consent of the holders of the Voting Shares or the Rights as set forth in Section 5.4(b) or (c), and the Corporation and the Rights Agent shall have authority upon receiving such prior consent of the holders of the Voting Shares to amend this Agreement as appropriate to provide for such adjustments.

(f)
Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided for herein.

(g)
Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)
In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(i)
Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i)	consolidation or subdivision of Common Shares;

(ii)	issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii)	stock dividends; or

(iv)	issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.

(j)
If, as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Common Shares contained in the foregoing subsections of this Section 2.4 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

(k)	Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Corporation shall promptly:

(i)	prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

(ii)	file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate; and

(iii)	cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4	Date on Which Exercise Is Effective

Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Section 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

(a)
The Rights Certificates shall be executed on behalf of the Corporation by any two of it Chairman, President and Chief Executive Officer, its Chief Financial Officer or its Corporate Secretary.  The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b)
Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver the Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (in a manner satisfactory to the Corporation) and send such Rights Certificates to the holders of the Rights pursuant to Section 2.2(c) hereof.  No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Transfer and Exchange

(a)
The Corporation will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Section 2.6(c), the Corporation will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)
All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)
Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)	The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)
If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)	If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i)	evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)	such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless,

then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon the Corporation’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)
As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)
Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8	Persons Deemed Owners of Rights

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.  As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Share).

2.9	Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. the Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10	Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)	that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d)
that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)	that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

(f)
that without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, this Agreement may be supplemented or amended from time to time pursuant to Section 5.4(a) and the last sentence of the penultimate paragraph of Section 2.3(a); and

(g)
that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or to any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11	Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1	Flip-in Event

(a)
Subject to Section 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, then each Right shall constitute, effective at the close of business on the tenth Trading Day after the Stock Acquisition Date, the right to purchase from the Corporation, upon exercise of the Right in accordance with the terms of this Agreement, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after the consummation or occurrence or event, an event of a type analogous to any of the events described in Section 2.3 shall have occurred);

(b)
Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i)	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii)
a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding Section 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c)
From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the OBCA, the Securities Act (Ontario), the U.S. Securities Act, the U.S. Exchange Act and the securities laws or comparable legislation in each of the provinces of Canada and each of the States of the United States in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d)
Any Rights Certificate that would represent Rights Beneficially owned by a Person described in either Section 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate that would be issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall either not be issued upon the instruction of the Corporation in writing to the Rights Agent or contain the following legend:

The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Section 3.1(b) of the Shareholder Rights Plan Agreement.

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.  The issuance of a Rights Certificate without the legend referred to in this Section 3.1(d) shall be of no effect on the provisions of Section 3.1(b).

ARTICLE 4
THE RIGHTS AGENT

4.1	General

(a)
The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights in accordance with the terms and conditions of this Agreement, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint one or more co-Rights Agents (“Co-Rights Agents”) as it may deem necessary or desirable, after consultation the Rights Agent.  In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent and the Co-Rights Agents.  The Corporation agrees to pay the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable fees and expenses (including reasonable counsel fees and disbursements) incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Corporation also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including legal costs and expenses, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b)
The Rights Agent shall be protected from and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)
Any company into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any company resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any company succeeding to the securityholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such company would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)
In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

4.3	Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Corporation and the holders of certificates for Common Shares and Rights Certificates, by their acceptance thereof, shall be bound:

(a)
the Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion and the Rights Agent may also consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the Corporation’s expense) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert;

(b)
whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, President, any Vice President, Treasurer, Secretary, or any Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)	the Rights Agent will be liable hereunder for its own negligence, bad faith or wilful misconduct;

(d)
the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

(e)
the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exerciseability of the Rights (including the Rights becoming void pursuant to Section 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f)
the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)
the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman of the Board, President, any Executive or Senior Vice President or any other Vice President, Treasurer, Secretary or any Assistant Secretary of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

(h)
the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become financially interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

(i)
the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4	Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail. The Corporation may remove the Rights Agent upon 60 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Corporation the resigning Rights Agent (at the Corporation’s expense) or the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate, if any, for inspection by the Corporation), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a company constituted under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Ontario. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

4.5	Compliance with Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' written notice to the Company, provided: (i) that the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such 10-day period, then such resignation shall not be effective.

4.6	Privacy Legislation

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, “Privacy Laws”) may apply to obligations and activities under this Agreement.  Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company will, prior to transferring or causing to be transferred personal information to the Rights Agent pursuant to this Agreement, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws.  The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

ARTICLE 5
MISCELLANEOUS

5.1	Redemption and Waiver

(a)
The Board of Directors shall waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined, following a Stock Acquisition Date and prior to the Separation Time, that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Section 5.1(a) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

(b)
The Board of Directors acting in good faith may, prior to a Flip-in Event having occurred, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares (which for greater certainty shall not include the circumstances described in Section 5.1(a)), provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Section 5.1(b), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-Over Bid which is made by means of a Take-Over Bid circular to all holders of Voting Shares prior to the expiry of any Take-Over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been granted under this Section 5.1(b).

(c)
In the event that prior to the occurrence of a Flip-in Event a Person acquires, pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under Section 5.1(b), outstanding Voting Shares, then the Board of Directors shall, immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(d)
The Board of Directors may, with the prior approval of the holders of Voting Shares or Rights given in accordance with the terms of Section 5.4, at any time prior to the occurrence of a Flip-in Event elect to redeem all but not less than all of the then outstanding Rights at the Redemption Price appropriately adjusted in a manner analogous to the applicable adjustments provided for in Section 2.3, which adjustments shall only be made in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred.

(e)
The Board of Directors may, prior to the close of business on the tenth Trading Day following a Stock Acquisition Date or such later Business Day as they may from time to time determine, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to the related Flip-in Event, provided that the Acquiring Person has reduced its Beneficial Ownership of Voting Shares (or has entered into a contractual arrangement with the Corporation, acceptable to the Board of Directors, to do so within 10 calendar days of the date on which such contractual arrangement is entered into or such other date as the Board of Directors may have determined) such that at the time the waiver becomes effective pursuant to this Section 5.1(e) such Person is no longer an Acquiring Person.  In the event of such a waiver becoming effective prior to the Separation Time, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred.

(f)
Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.  Upon the Rights being redeemed pursuant to this Section 5.1(f), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and the Corporation shall be deemed to have issued replacement Rights to the holders of its then outstanding Common Shares.

(g)
If the Board of Directors is deemed under Section 5.1(c) to have elected or elects under Sections 5.1(d) or (f) to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(h)
Within 10 calendar days after the Board of Directors is deemed under Section 5.1(c) to have elected or elects under Section 5.1(d) or (f) to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(i)	the Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 pursuant to this Section 5.1.

5.2	Expiration

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Section 4.1(a) of this Agreement.

5.3	Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4	Supplements and Amendments

(a)
The Corporation may make any amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of the Agreement as a result of any change in any applicable legislation, regulations or rules thereunder. Notwithstanding anything in this Section 5.4 to the contrary, no amendment shall be made to the provisions of ARTICLE 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)
Subject to Section 5.4(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of ARTICLE 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if provided by the holders of Voting Shares at a Special Meeting, which Special Meeting shall be called and held in compliance with applicable laws and regulatory requirements and the requirements in the articles and by-laws of the Corporation. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by all holders of Voting Shares (other than any holder who does not qualify as an Independent Shareholder, with respect to all Voting Shares Beneficially owned by such Person), represented in person or by proxy at the Special Meeting.

(c)
The Corporation may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of ARTICLE 4 except with the written concurrence of the Rights Agent thereto.  Such consent shall be deemed to have been given if provided by the holders of Rights at a Rights Holders’ Special Meeting, which Rights Holders’ Special Meeting shall be called and held in compliance with applicable laws and regulatory requirements and, to the extent possible, with the requirements in the articles and by-laws of the Corporation applicable to meetings of holders of Common Shares, applied mutatis mutandis. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to Section 3.1(b)), represented in person or by proxy at the Rights Holders’ Special Meeting.

(d)
Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are null and void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s by-laws and the OBCA with respect to the meetings of holders of Common Shares.

(e)
Any amendments, variations or deletions made by the Corporation to this Agreement pursuant to Section 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, regulation or rule thereunder shall:

(i)
if made before the Separation Time, be submitted to the holders of Voting Shares at the next meeting of shareholders and the holders of Voting Shares may, by the majority referred to in Section 5.4(b) confirm or reject such amendment;

(ii)
if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Section 5.4(d) confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5	Fractional Rights and Fractional Shares

(a)
The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights and the Corporation shall not be required to pay any amount to a holder of record of Rights Certificates in lieu of such fractional Rights.

(b)
The Corporation shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall be entitled to pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.

5.6	Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder’s right to exercise such holder’s Rights, or Rights to which such holder is entitled, in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holder of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7	Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of any stock exchange shall be obtained, such as approvals relating to the issuance of Common Shares upon the exercise of Rights under Section 2.2(d).

5.8	Declaration as to Non-Canadian Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.9	Notices

(a)
Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Kinross Gold Corporation
Scotia Plaza, 40 King Street West
52nd Floor
Toronto, Ontario  M5H 3Y2

Attention:   Shelley Riley,
Vice President, Administration and Corporate Secretary
Fax No.:       416-363-6622

(b)
Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication, charges prepaid, and confirmed in writing, as follows:

Computershare Investor Services Inc.
100 University Avenue, 8th Floor
Toronto, Ontario    M5J 2Y1

Attention:   Paul Allen
Fax No.:       416-263-9679

(c)
Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by certified mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for its Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)
Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10	Costs of Enforcement

The Corporation agrees that if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including reasonable legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.11	Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and permitted assigns hereunder.

5.12	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.13	Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14	Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15	Effective Time

This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Time. This Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the Expiration Time.

In the event that this Agreement is not confirmed by a majority of the votes cast by holders of Voting Shares who vote in respect of confirmation of this agreement (other than any holder who does not qualify as an Independent Shareholder, with respect to all Voting Shares Beneficially owned by such Person) at the Corporation’s annual and special meeting of shareholders in 2009, then this Agreement and all outstanding Rights shall terminate and shall be void and of no further force and effect from the date that such event occurs.

This Agreement must be reconfirmed by a resolution passed by a majority of the votes cast by all holders of Voting Shares who vote in respect of such reconfirmation (other than any holder who does not qualify as an Independent Shareholder, with respect to all Voting Shares Beneficially owned by such Person) at the third and sixth annual meeting following the Corporation’s annual and special meeting of shareholders in 2009.  If this Agreement is not so reconfirmed or is not presented for reconfirmation at either such annual meeting, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of the annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Section 5.1(a), (b) or (e) hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.15.

5.16	Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors for the purposes hereof, in good faith, shall not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights.

5.17	Time of the Essence

Time shall be of the essence in this Agreement.

5.18	Execution in Counterparts

This Agreement may be executed in any number of counterparts and may be executed and delivered by facsimile or similar electronic copy and each of such counterparts and facsimiles or similar electronic copies shall for all purposes be deemed to be an original, and all such counterparts and facsimiles or similar electronic copies shall together constitute one and the same instrument.

S-1

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

KINROSS GOLD CORPORATION
By:	(s) Geoffrey P. Gold
Name: Geoffrey P. Gold
Title: Executive Vice President and Chief Legal Officer
By:	(s) Shelley M. Riley
Name: Shelley M. Riley
Title: Vice President, Administration and Corporate Secretary

COMPUTERSHARE INVESTOR SERVICES INC.
By:	(s) Paul Allen
Name: Paul Allen
Title: Professional, Client Services
By:	(s) Katherine Mills
Name: Katherine Mills
Title: Professional, Client Services

ATTACHMENT 1

KINROSS GOLD CORPORATION

SHAREHOLDER RIGHTS PLAN AGREEMENT

[Form of Rights Certificate]

Certificate No.	Rights

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

Rights Certificate

This certifies that                                                                                                           , or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated February 26, 2009, as the same may be amended or supplemented from time to time, (the “Shareholder Rights Plan Agreement”), between Kinross Gold Corporation, a corporation amalgamated under the laws of Ontario, and Computershare Investor Services Inc. , a company existing under the laws of Canada (the “Rights Agent”) (which term shall include any successor Rights Agent under the Shareholder Rights Plan Agreement), to purchase from Kinross Gold Corporation at any time after the Separation Time (as such term is defined in the Shareholder Rights Plan Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Plan Agreement), one fully paid common share of Kinross Gold Corporation (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in the city of Toronto, Ontario or any other city as may be designated by the Corporation from time to time.  The Exercise Price shall initially be $90 (Cdn.) per Right and shall be subject to adjustment in certain events as provided in the Shareholder Rights Plan Agreement.

This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Plan Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Plan Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, Kinross Gold Corporation and the holders of the Rights Certificates. Copies of the Shareholder Rights Plan Agreement are on file at the registered office of Kinross Gold Corporation.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Plan Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of Kinross Gold Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Plan Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Plan Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

(Signature page follows)

WITNESS the facsimile signature of the proper officers of Kinross Gold Corporation.

Date:

KINROSS GOLD CORPORATION

By:	By:
President	Secretary

Countersigned:

COMPUTERSHARE INVESTOR SERVICES INC.

By:
    Authorized Signature

By:
    Authorized Signature

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED                                                                                                                                           hereby sells, assigns and
transfers unto

                            (Please print name and address of transferee.)

The Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint                                                                                           , as attorney, to transfer the within Rights on the books of Kinross Gold Corporation, with full power of substitution.

Dated:
Signature

Signature Guaranteed:	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

The signature on the Form of Assignment shall be Signature Guaranteed by a Schedule I Canadian chartered bank, major Canadian trust company, or a member of a recognized Medallion Guarantee program.

CERTIFICATE

(To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Voting Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Signature

(To be attached to each Rights Certificate.)

FORM OF ELECTION TO EXERCISE

(To be exercised by the registered holder if such holder desires to exercise the Rights Certificate.)

TO:  Kinross Gold Corporation and Computershare Investor Services Inc.

The undersigned hereby irrevocably elects to exercise                                                                                                                                                      whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

(Name)

(Address)

(City and Province)

Social Insurance Number, Social Security Number or other taxpayer identification number.

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City and Province)

Social Insurance Number, Social Security Number or other taxpayer identification number.

Dated:
Signature

Signature Guaranteed:	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

The signature on the Form of Election to Exercise shall be Signature Guaranteed by a Schedule I Canadian chartered bank, major Canadian trust company, or a member of a recognized Medallion Guarantee program.

CERTIFICATE

(To be completed if true.)

The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Voting Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Signature

(To be attached to each Rights Certificate.)

NOTICE

In the event the certification set forth above in the Forms of Assignment and Election to Exercise is not completed, Kinross Gold Corporation will deem the Beneficial owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.